

07003262

COMMISSION
549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2007

SEC FILE NUMBER
8-51781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8328 Eager Road Suite 300
(No. and Street)

St. Louis (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hartrich 314-647-3837 ext 127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive; Suite 2801 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of Febuary 20th, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

CHERYL A. HARPER
My Commission Expires
March 13, 2010
St. Louis County
Commission #06399741

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 15, 2007

Board of Directors
EverTrade Direct Brokerage, Inc.

In planning and performing our audit of the financial statements of EverTrade Direct Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 15, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in (1) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

EverTrade Direct Brokerage, Inc.

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31,2006, and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006—	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	9



Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of EverTrade Direct Brokerage, Inc. as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2007

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 305,201
Deposits with clearing organizations	200,971
Premises and equipment, net of accumulated depreciation of $21,216	42,788
Prepaid National Association of Securities Dealers, Inc. fees	23,180
Income taxes receivable	32,679
Receivables from clearing organizations	1,465
Deferred tax asset	2,438
Other prepaid expenses	1,317
TOTAL	$ 610,039

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 59,985
Due to affiliates	18,222
Total liabilities	78,207
Common stock, $1 par value—30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(637,521)
Total stockholder's equity	531,832
TOTAL	$ 610,039

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME:	
Commission and fee income	$ 495,220
Interest income	23,635
Total income	518,855
EXPENSES:	
Salaries and employee benefits	142,600
Trade clearing and execution fees	131,224
Data processing	50,219
Regulatory fees and licenses	31,373
Occupancy and equipment	30,401
Communication and supplies	12,861
Professional fees	151,676
Other expense	31,907
Total expenses	582,261
LOSS BEFORE INCOME TAXES	(63,406)
INCOME TAX BENEFIT	(24,645)
NET LOSS	$ (38,761)

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE—December 31, 2005	$ 1,000	$ 1,168,353	$ (598,760)	$ 570,593
Net loss			(38,761)	(38,761)
BALANCE—December 31, 2006	$ 1,000	$ 1,168,353	$ (637,521)	$ 531,832

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (38,761)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	1,314
Deferred income taxes	(273)
Change in operating assets and liabilities:	
Decrease in deposits with clearing organization	23,730
Decrease in receivables and other prepaid assets	18,947
Decrease in due to affiliates	(53,889)
Increase in accounts payable and accrued expenses	21,826
Increase in income taxes receivable	(572)
Net cash used in operating activities	(27,678)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of premises and equipment	(44,010)
Net cash used in investing activities	(44,010)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(71,688)
CASH AND CASH EQUIVALENTS:	
Beginning of year	376,889
End of year	$ 305,201

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("C1FN"). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp. ("EFC"), the ultimate parent company of EverTrade.

EverTrade is a member of the National Association of Securities Dealers, Inc. ("NASD"). EverTrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and ADP Clearing and Outsourcing Services, Inc. ("ADP") private insurance) through its trading services.

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the consolidated financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

Commissions and Fee Income—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a settlement-date basis.

Premises and Equipment—Premises and equipment consist of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

Cash and Cash Equivalents—For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash due from banks and interest-bearing bank deposits, all of which mature within 90 days.

Receivables and Deposits With Clearing Organization—The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Included in this contract is the requirement to maintain a "good faith" deposit with the clearing firm. The Company also maintains receivables on the balance sheet related to transactions that have been executed, but for which funds have not yet been remitted.

Prepaid NASD Fee—As a member of the NASD, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Income Taxes—The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed as if it filed a separate federal tax return. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes at December 31, 2006, was $21,537.

The Company files separate state tax returns. The amount receivable for state taxes at December 31, 2006 was $11,142.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. PREMISES AND EQUIPMENT

	2006
Computer hardware and software	$ 59,908
Equipment	2,992
Leasehold improvements	1,104
	64,004
Less accumulated depreciation	(21,216)
	$ 42,788

3. RELATED-PARTY TRANSACTIONS

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $15,120 and professional fees totaling $53,262 for the year ended December 31, 2006 were initially paid by C1FN or EverBank. Amounts payable to C1FN and EverBank as of December 31, 2006, for expenses incurred on behalf of EverTrade were $14,650 and $3,572, respectively, for which no interest is charged. The amounts are generally settled on a monthly basis.

4. INCOME TAXES

Income tax benefits for the year ended December 31, 2006, is comprised of the following:

Current:	
Federal	$ (20,772)
State	(3,600)
	(24,372)
Deferred:	
Federal	96
Sate	(369)
	(273)
Income tax benefit	$ (24,645)

The deferred tax asset of $2,438 at December 31, 2006, is attributable to state tax credits. There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

5. NET CAPITAL REQUIREMENTS

EverTrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, EverTrade had net capital of $429,430, which was in excess of the required net capital of $250,000. EverTrade's ratio of aggregate indebtedness to net capital was 18.21% at December 31, 2006.

EverTrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. EverTrade's clearing firms were ADP Clearing Corporation and Penson Financial Services, Inc.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

Net capital:	
Total stockholder's equity	$ 531,832
Add—allowable credits	
Total capital and allowable credits	531,832
Deductions—nonallowable assets	102,402
	$ 429,430
Aggregate indebtedness—items included in the statement of financial condition—accounts payable, accrued expenses, and other liabilities	$ 78,208
Total aggregate indebtedness	$ 78,208
Computation of basic net capital requirement—minimum net capital required*	$ 250,000
Excess net capital	$ 179,430
Ratio—aggregate indebtedness to net capital*	18.21 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from EverTrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2006.

END